UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Notice for Annual General Meeting to be held on July 30, 2025
2.	Annual Meeting Proxy Card
3.	Annual Meeting Proxy Card (Brokers)
4.	Proxy Statement
5.	CEO Letter to Shareholders

 Item 1

Online

Go to www.envisionreports.com/GPRK or scan the QR code — login details are located in the shaded bar below.
Votes submitted electronically must be received by 11:59 p.m., EDT, on July 29, 2025.

Annual General Meeting Notice

Important Notice Regarding the Availability of Proxy Materials for the GEOPARK LIMITED Annual General Meeting to be Held on 30 July 2025

Under Securities and Exchange Commission rules, you are receiving this notice that the proxy materials for the Annual General Meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on and location of the annual general meeting are on the reverse side. Your vote is important!

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The Notice, Proxy Card, Proxy Statement, Shareholder Letter and Annual Report are available at:

If you would like to receive a hard copy, please request by email to investorvote@computershare.com.

Easy Online Access — View your proxy materials and vote.

Step 1: Go to www.envisionreports.com/GPRK.

Step 2: Click on Cast Your Vote or Request Materials.

Step 3: Follow the instructions on the screen to log in.

Step 4: Make your selections as instructed on each screen for your delivery preferences.

Step 5: Vote your shares.

When you go online, you can also help the environment by consenting to receive electronic delivery of future materials.

Obtaining a Copy of the Proxy Materials - If you want to receive a copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed on the reverse side on or before 18 July 2025 to facilitate timely delivery.

Annual General Meeting Notice

GEOPARK LIMITED's Annual General Meeting will be held on 30 July 2025 at Clarendon House, 2 Church Street, 4th Floor, Hamilton HM 11, Bermuda at 10 A.M. Local Time.

Proposals to be voted on at the meeting are listed below along with the Board of Directors’ recommendations.

The Board of Directors recommends a vote FOR Proposals 1 – 11.

1.	To re-elect Sylvia Escovar as a Director of the Company to serve until the next Annual General Meeting.

2.	To re-elect James F. Park as a Director of the Company to serve until the next Annual General Meeting.

3.	To re-elect Robert A. Bedingfield as a Director of the Company to serve until the next Annual General Meeting.

4.	To re-elect Brian F. Maxted as a Director of the Company to serve until the next Annual General Meeting.

5.	To re-elect Carlos E. Macellari as a Director of the Company to serve until the next Annual General Meeting.

6.	To re-elect Constantin Papadimitriou as a Director of the Company to serve until the next Annual General Meeting.

7.	To re-elect Marcela Vaca as a Director of the Company to serve until the next Annual General Meeting.

8.	To re-elect Somit Varma as a Director of the Company to serve until the next Annual General Meeting.

9.	To elect Felipe Bayon as a Director of the Company to serve until the next Annual General Meeting.

10.	To appoint Ernst & Young Audit S.A.S. (a member of Ernst & Young Global) as external Auditors of the Company for the fiscal year ending 31 December 2025, to hold office until the close of the next Annual General Meeting.

11.	To authorize the Audit Committee to fix the remuneration of the external Auditors of the Company.

12.	To present the audited consolidated financial statements for the fiscal year ended 31 December 2024, and the external Auditor’s report thereon.

The foregoing items of business are more fully described in the proxy materials for the Annual General Meeting.

The Board of Directors of the Company has fixed 10 June 2025, as the record date of the Annual General Meeting and only holders of record of common shares of the Company on such date, or their legal proxyholders will be entitled to receive notice of, to attend and vote at the Annual General Meeting or any adjournment or postponement thereof.

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must go online or request a paper copy of the proxy materials to receive a proxy card. If you wish to attend and vote at the meeting, please bring this notice with you.

Here’s how to order a copy of the proxy materials and select delivery preferences:

Current and future delivery requests can be submitted using the options below.

If you request an email copy, you will receive an email with a link to the current meeting materials.

PLEASE NOTE: You must use the number in the shaded bar on the reverse side when requesting a copy of the proxy materials.

—	Internet – Go to www.envisionreports.com/GPRK. Click Cast Your Vote or Request Materials.

—	Phone – Call us free of charge at 1-866-641-4276.

—	Email – Send an email to investorvote@computershare.com with "Proxy Materials GEOPARK LIMITED" in the subject line. Include your full name and address, plus the number located in the shaded bar on the reverse side, and state that you want a paper copy of the meeting materials.

To facilitate timely delivery, all requests for a paper copy of proxy materials must be received by 18 July 2025.

 Item 2

Your vote matters – here’s how to vote!
You may vote online or by phone instead of mailing this card.

Votes submitted electronically must be received by 11:59 p.m., EDT, on 29 July 2025.

Online Go to www.envisionreports.com/GPRK or scan the QR code — login details are located in the shaded bar below.

Phone Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	Save paper, time and money! Sign up for electronic delivery at www.envisionreports.com/GPRK

2025 Annual General Meeting Proxy Card

IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

Proposals - The Board of Directors recommends a vote FOR Proposals 1 - 11 (Proposal 12 is not subject to vote).

		For	Against	Abstain			For	Against	Abstain
1.	To re-elect Sylvia Escovar as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐	2.	To re-elect James F. Park as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐

3.	To re-elect Robert A. Bedingfield as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐	4.	To re-elect Brian F. Maxted as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐
5.	5. To re-elect Carlos E. Macellari as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐	6.	To re-elect Constantin Papadimitriou as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐
7.	To re-elect Marcela Vaca as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐	8.	To re-elect Somit Varma as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐
9.	To elect Felipe Bayon as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐	10.	To appoint Ernst & Young Audit S.A.S. (a member of Ernst & Young Global) as external Auditors of the Company for the fiscal year ending 31 December 2025, to hold office until the close of the next Annual General Meeting.

☐	☐	☐
11.	To authorize the Audit Committee to fix the remuneration of the Auditors of the Company.	☐	☐	☐	12.	To present the audited consolidated financial statements for the fiscal year ended 31 December 2024, and the external Auditor's report thereon.

2025 Annual General Meeting of GeoPark Limited’s Shareholders

The 2025 Annual General Meeting of Shareholders of GeoPark Limited will be held on Wednesday, 30 July 2025, at Clarendon House, 2 Church Street, 4th Floor, Hamilton HM 11, Bermuda at 10:00 a.m. local time.

Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.envisionreports.com/GPRK

IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

GEOPARK LIMITED

Notice of 2025 Annual General Meeting of Shareholders

Proxy Solicited by Board of Directors for Annual General Meeting — 30 July 2025

Sophia Collis, Kyra Dunstan, Sarah Lusher and Guy Cooper, or any of them, each with the power of substitution, are hereby appointed as proxies (the “Proxies”) and authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual General Meeting of Shareholders of GeoPark Limited to be held on 30 July 2025 or at any postponement or adjournment thereof.

The Board of Directors of the Company has fixed 10 June 2025 as the record date of the Annual General Meeting and only holders of record of common shares of the Company on such date, or their legal proxyholders will be entitled to receive notice of, to attend and vote at the Annual General Meeting or any adjournment or postponement thereof.

Shares represented by this proxy will be voted as indicated by the shareholder. If no such directions are indicated, the Proxies will have authority to vote FOR items 1 – 11.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side)

Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.

Non-Voting Items

Change of Address — Please print new address below.	Comments — Please print your comments below.

 Item 3

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.

2025 Annual General Meeting Proxy Card

IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

Proposals - The Board of Directors recommends a vote FOR Proposals 1 - 11 (Proposal 12 is not subject to vote).

		For	Against	Abstain			For	Against	Abstain
1.	To re-elect Sylvia Escovar as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐	2.	To re-elect James F. Park as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐

3.	To re-elect Robert A. Bedingfield as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐	4.	To re-elect Brian F. Maxted as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐
5.	5. To re-elect Carlos E. Macellari as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐	6.	To re-elect Constantin Papadimitriou as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐
7.	To re-elect Marcela Vaca as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐	8.	To re-elect Somit Varma as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐
9.	To elect Felipe Bayon as a Director of the Company to serve until the next Annual General Meeting.	☐	☐	☐	10.	To appoint Ernst & Young Audit S.A.S. (a member of Ernst & Young Global) as external Auditors of the Company for the fiscal year ending 31 December 2025, to hold office until the close of the next Annual General Meeting

☐	☐	☐
11.	To authorize the Audit Committee to fix the remuneration of the external Auditors of the Company	☐	☐	☐	12.	To present the audited consolidated financial statements for the fiscal year ended 31 December 2024, and the external Auditor's report thereon.

IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

GEOPARK LIMITED

Notice of 2025 Annual General Meeting of Shareholders

Proxy Solicited by Board of Directors for Annual General Meeting — 30 July 2025

Sophia Collis, Kyra Dunstan, Sarah Lusher and Guy Cooper, or any of them, each with the power of substitution, are hereby appointed as proxies (the “Proxies”) and authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual General Meeting of Shareholders of GeoPark Limited to be held on 30 July 2025 or at any postponement or adjournment thereof.

The Board of Directors of the Company has fixed 10 June 2025 as the record date of the Annual General Meeting and only holders of record of common shares of the Company on such date, or their legal proxyholders will be entitled to receive notice of, to attend and vote at the Annual General Meeting or any adjournment or postponement thereof.

Shares represented by this proxy will be voted as indicated by the shareholder. If no such directions are indicated, the Proxies will have authority to vote FOR items 1 – 11. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side)

Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.

 Item 4

GEOPARK LIMITED This document is important and requires your immediate attention ANNUAL GENERAL MEETING Bermuda, 30 July 2025

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other financial adviser.

GEOPARK LIMITED (Incorporated in Bermuda with number EC 33273) Please be advised that the Annual General Meeting (the “AGM”) of the Company will be held at 10:00 a.m. UTC - 3 on July 30, 2025 at Clarendon House, 2 Church Street, 4th Floor, Hamilton HM 11, Bermuda. Registered office: Clarendon House 2 Church Street, Hamilton HM 11, Bermuda 30 July 2025 ANNUAL GENERAL MEETING

ANNUAL GENERAL MEETING OF GEOPARK LIMITED (the “Company” or “GeoPark”) Dear Shareholder : Please be advised that the Annual General Meeting (the “AGM”) of the Company will be held at 10 : 00 a . m . UTC - 3 on Wednesday, 30 July 2025 , at Clarendon House, 2 Church Street, 4 th Floor, Hamilton HM 11 , Bermuda, for the following purposes : Election of Directors (Resolutions 1 through 9 ) Resolutions 1 through 8 propose the re - election of : 4 ANNUAL GENERAL MEETING Sylvia Escovar, who was elected as a Director at the 2024 AGM of the Company to serve until the 2025 AGM, and whose appointment expires at the conclusion of the 2025 AGM in accordance with the Company’s Bye - laws, offers herself for re - election as a Director to serve until the next annual general meeting of the Company or until her successor is elected or appointed . James F . Park, who was elected as a Director at the 2024 AGM of the Company to serve until the 2025 AGM, and whose appointment expires at the conclusion of the 2025 AGM in accordance with the Company’s Bye - laws, offers himself for re - election as a Director to serve until the next annual general meeting of the Company or until his successor is elected or appointed . Robert A . Bedingfield, who was elected as a Director at the 2024 AGM of the Company to serve until the 2025 AGM, and whose appointment expires at the conclusion of the 2025 AGM in accordance with the Company’s Bye - laws, offers himself for re - election as a Director to serve until the next annual general meeting of the Company or until his successor is elected or appointed . Brian F . Maxted, who was elected as a Director at the 2024 AGM of the Company to serve until the 2025 AGM, and whose appointment expires at the conclusion of the 2025 AGM in accordance with the Company’s Bye - laws, offers himself for re - election as a Director to serve until the next annual general meeting of the Company or until his successor is elected or appointed . Carlos E . Macellari, who was elected as a Director at the 2024 AGM of the Company to serve until the 2025 AGM, and whose appointment expires at the conclusion of the 2025 AGM in accordance with the Company’s Bye - laws, offers himself for re - election as a Director to serve until the next annual general meeting of the Company or until his successor is elected or appointed . Constantin Papadimitriou, who was elected as a Director at the 2024 AGM of the Company to serve until the 2025 AGM, and whose appointment expires at the conclusion of the 2025 AGM in accordance with the Company’s Bye - laws, offers himself for re - election as a Director to serve until the next annual general meeting of the Company or until his successor is elected or appointed . Marcela Vaca, who was elected as a Director at the 2024 AGM of the Company to serve until the 2025 AGM, and whose appointment expires at the conclusion of the 2025 AGM in accordance with the Company’s Bye - laws, offers herself for re - election as a Director to serve until the next annual general meeting of the Company or until her successor is elected or appointed . Somit Varma, who was elected as a Director at the 2024 AGM of the Company to serve until the 2025 AGM, and whose appointment expires at the conclusion of the 2025 AGM in accordance with the Company’s Bye - laws, offers himself for re - election as a Director to serve until the next annual general meeting of the Company or until his successor is elected or appointed . 1. 2. 3. 4. 5. 6. 7. 8.

9. Sylvia Escovar Gómez has been a member of our Board since August 2020 . She is one of the most respected and admired business leaders in Latin America . An economist by training, she has had a long and prestigious career in both the public and private sectors, having worked for the World Bank, the Central Bank of Colombia and the Colombian National Department of Planning . Previously, she served as Deputy Secretary of Education and Deputy Secretary of Finance for Bogota’s government as well as Vice President of Finance at Fiduciaria Bancolombia . Sylvia was CEO of Organización Terpel S . A . , a fuel distribution company that operates in Colombia, Ecuador, Panama, Peru and the Dominican Republic from 2012 until December 2020 . In 2014 , Sylvia was named the top businessperson of the year by Portafolio, Colombia’s leading financial daily . In 2018 , she received the National Order of Merit for spearheading private sector support for peacebuilding and reconciliation in Colombia . In 2020 , she was the only woman on the Corporate Reputation Business Monitor list of Colombian leaders with the best reputation to rank in the top 10 . Sylvia’s other Board memberships include Organización Terpel S . A . , Grupo Bancolombia, Empresa de Telecomunicaciones de Bogotá S . A . E . S . P . , Grupo Energía Bogotá S . A . E . S . P . and Organización Corona S . A . 3 Sylvia has a bachelor’s degree in economics from the Universidad de los Andes in Colombia . Committee Memberships : Audit Committee, Nomination and Corporate Governance Committee, and SPEED/ Sustainability Committee . Shares and Share Equivalents Held : Common Shares : 98 , 955 2 Nationality. 3 Organización Corona S.A. is a non - publicly traded company. Resolution 9 proposes the election of: Felipe Bayon, Chief Executive Officer of the Company, was appointed to act as a Director effective as of 1 June 2025 by the Board of Directors to serve until the 2025 AGM, and whose appointment expires at the conclusion of the 2025 AGM in accordance with the Company’s Bye - laws, offers himself for election as a Director to serve until the next annual general meeting of the Company or until his successor is elected or appointed . In accordance with the Company’s Bye - laws, the Board of Directors of the Company (the “Board”) recommends the re - election of the Director nominees listed in Resolutions 1 through 8 and the election of Felipe Bayon as Director as per Resolution 9 to serve all the Directors until the next AGM or until their successors are elected or appointed . The terms of office of all Directors listed in Resolutions 1 through 9 expire at the 2025 AGM and they all have indicated their willingness to be re - elected and elected . Please see below brief biographical details of each Director nominee standing and recommended by the Board for re - election and election pursuant to Resolutions 1 through 9 1 . The Board values the individual contributions of each of the Director nominees referred to above and is keen to retain their services . Accordingly, the Board recommends that you vote in favor of each of the Resolutions 1 through 9 re - electing and electing the Director nominees . 1 Directors’ general information, share ownership and ages are as of 30 May 2025. Directors Sylvia Escovar Gómez Age: 64 Co l ombi a 2 Director since: August 2020 5 ANNUAL GENERAL MEETING

Robert A. Bedingfield Age: 77 USA 6 Director since: March 2015 Robert A . Bedingfield has been a member of our Board since March 2015 . Until his retirement in June 2013 , he was one of Ernst & Young’s most senior Global Lead Partners with more than 40 years of experience, including 32 years as a partner in Ernst & Young’s accounting and auditing practices, as well as serving on Ernst & Young’s Senior Governing Board . He has extensive experience serving Fortune 500 companies, including acting as Lead Audit Partner or Senior Advisory Partner for Lockheed Martin, AES, Gannett, General Dynamics, Booz Allen Hamilton, Marriott and the US Postal Service . Since 2000 , Mr . Bedingfield has been a Trustee, and at times an Executive Committee Member, and the Audit Committee Chair of the University of Maryland at College Park Board of Trustees . Mr . Bedingfield served on the National Executive Board ( 1995 to 2003 ) and National Advisory Council (since 2003 ) of the Boy Scouts of America . From 2013 to 2023 , Mr . Bedingfield served as board member and Chairman of the Audit Committee of NYSE - listed Science Applications International Corp (SAIC) . Robert holds a degree in Accounting from the University of Maryland and is a Certified Public Accountant . Committee Memberships : Audit Committee, Compensation Committee, and Nomination and Corporate Governance Committee . Shares and Share Equivalents Held : Common Shares : 205 , 136 James F. Park Age: 69 USA 4 Director since: May 2002 James F . Park co - founded the Company in 2002 served for 20 years as GeoPark’s Chief Executive Officer until his retirement effective 30 June 2022 , and has been a member of our Board since May 2002 . He founded, built the team, and led the strategy and growth of GeoPark from its small footprint at the southern tip of South America into becoming one of the leading oil and gas companies operating across Latin America today . He continues to serve as Vice Chair of our Board of Directors, Chair of the Strategy and Risk Committee and a member of the Technical and SPEED/ Sustainability Committees . Mr . Park has more than 50 years of experience in all phases of the upstream oil and gas business, with a record of achievement in the acquisition, technical operation, and management of international projects and teams across the globe, - including projects in North America, Central America, South America, Asia, Europe, Africa, and the Middle East — with a focus on people, communities, and the environment . James earned a bachelor of Science in Geophysics from the University of California at Berkeley and previously worked as a research scientist focused on earthquakes and tectonics at the Geophysics Laboratory of the University of Texas . Mr . Park has a degree in environmental management from the University of California at Santa Barbara and is a member of the Board of Directors of GoodRock LLC . He is a former member of the Boards of Directors of the humanitarian non - profit, SEE (Surgical Eye Expeditions) International, and the service and advocacy non - profit, Girls, Inc . He is a member of the AAPG and SPE and has lived in Latin America since 2002 . Committee Memberships : Strategy and Risk Committee, Technical Committee, and SPEED/Sustainability Committee . Shares and Share Equivalents Held : Common Shares : 8 , 817 , 251 5 4 Nationality. 5 As of May 2025, 500,000 of Mr. Park’s shares have been pledged pursuant to lending arrangements. 6 Nationality. 6 ANNUAL GENERAL MEETING

Carlos E. Macellari Age: 72 A r gentin a 8 Director since: July 2022 Carlos E . Macellari has been a member of our Board since July 2022 . He has over 30 years of successful exploration, development and management experience in the oil and gas industry across several continents, at Tecpetrol, Repsol, YPF, Hocol, Benton Oil & Gas, Enron Oil & Gas International and Pecten International (Shell Oil) . As Director of Exploration and Development for Tecpetrol, he led the subsurface team responsible for making Fortín de Piedra the largest gas producing block in Argentina, and the discovery and development of the Pendare Field in Colombia . As Worldwide Director of Geology, he also led the technical group behind Repsol’s exploration success in locations such as Libya, Algeria, Pre - Salt Brazil, the Gulf of Mexico, Venezuela and Peru . He has published over 50 technical papers and has been a guest lecturer in numerous international forums . He is the founder of the Journal of South American Earth Sciences, has lectured several courses in the USA, Colombia, Spain and Argentina and is currently a professor for postgraduate students at Universidad Nacional de La Plata . At present he is an independent consultant on oil and gas exploration and production after founding and managing Andes Energy Consulting, and since 2024 an independent board member at Olympic Peru Inc . Carlos holds a bachelor’s degree in geology from the Universidad Nacional de La Plata in Argentina, and a master’s degree and a PhD in geology from Ohio State University . Committee Memberships : Strategy and Risk Committee, and Technical Committee . Shares and Share Equivalents Held : Common Shares : 42 , 581 Brian F. Maxted Age: 67 Englan d 7 Director since: July 2022 Brian F . Maxted has been a member of our Board since July 2022 . He is a proven oil and gas explorer, private equity entrepreneur and public company leader in the upstream E&P business, with a global track record of significant basin and play discoveries over 30 years . He spent the first part of his professional life from the late 1970 s working for BP in locations including Europe, Africa, North America and South America, where he was involved in the discovery of Colombia’s giant Cusiana and Cupiagua oil fields in the early 1990 s . During the second half of his career from the mid - 1990 s through the 2010 s Mr . Maxted held various exploration leadership roles for US - based independents, including Triton Energy and Hess Corporation . In 2003 , Mr . Maxted became a founding partner and later the CEO/CXO and Board Director of Kosmos Energy . Mr . Maxted retired from Kosmos in 2019 and established Limatus Energy Advisory Limited to provide strategic counsel to upstream E&P companies . In addition, he led the formation of Lapis Energy – now Lapis Carbon Solutions Holdings LP, a company focused on carbon solutions in the US Lower 48 , where he currently serves as Chair of the Board . Mr . Maxted is also a member of the board of directors of Triple 7 Energy Inc . Brian holds a bachelor’s degree in geology from the University of Sheffield and a master’s degree in organic geochemistry and petrology from the University of Newcastle - upon - Tyne . Committee Memberships : Technical Committee, Compensation Committee, and Strategy and Risk Committee . Shares and Share Equivalents Held : Common Shares : 28 , 932 7 Nationality. 8 Nationality. 7 ANNUAL GENERAL MEETING

Constantin Papadimitriou Age: 64 G r ee c e 9 Director since: May 2018 Constantin Papadimitriou has been a member of our Board since May 2018 . He is a respected and successful international investor and businessman, with more than 30 years of investment experience in global capital markets and in resource and industrial projects and was an early investor in GeoPark . Mr . Papadimitriou was for 18 years the Head of General Oriental Investments S . A . , the Investment Manager of the Cavenham Funds, as part of the Cavamont Group founded by the Late Sir James Goldsmith . During his tenure at the Cavamont group, Mr . Papadimitriou was initially CFO, then Head of the Private Equity Portfolio representing the group on the Boards of associated companies including investments in the oil and gas, mining, real estate, and gaming sectors (including Basic Petroleum, a Nasdaq - listed Guatemalan oil and gas company) . He is now a founding partner of Diorasis International, a company mainly focusing on investments in Aquaculture, and also chairs the Greek Language School of Geneva and Lausanne . Mr . Papadimitriou is currently a non - executive board member of Cavamont Holdings Limited, Capland S . A . and Tellco AG . Constantin holds an Economics and Finance degree and a post - graduate Diploma in European Studies from Geneva University . Committee Memberships : Compensation Committee, Audit Committee, and Strategy and Risk Committee . Shares and Share Equivalents Held : Common Shares : 90 , 395 Marcela Vaca Torres Age: 56 Co l ombi a 10 Director since: July 2022 Marcela Vaca Torres has been a member of our Board since July 2022 , following ten years of distinguished service as the Company’s General Director and Chief Asset Officer ( 2012 – 2022 ) . With over 20 years of experience in the oil and gas industry across Latin America, Ms . Vaca brings deep knowledge of the Company’s operations, strategy, and values . As General Director, she led GeoPark’s growth into one of Colombia’s leading independent E&P companies, with a strong focus on operational efficiency, ESG performance, and stakeholder engagement . She has played a central role in advancing the Company’s diversity and inclusion agenda and continues to promote female leadership as a driver of long - term value . Prior to joining GeoPark, Ms . Vaca was President of the Hupecol Group, where she led major field developments and executed key M&A transactions . She also served in senior legal and corporate affairs roles at GHK Company Colombia . She chaired the Board of the Colombian Oil Association (ACP) and was a board member from 2010 to 2021 . She is a Certified Corporate Director both in Colombia (Instituto Colombiano de Gobierno Corporativo) and in the United States (Harvard Business School), and currently serves on the boards of Corficolombiana, Fundación Juanfe, and Women in Connection . Committee Memberships : SPEED/Sustainability Committee . Shares and Share Equivalents Held : Common Shares : 27 , 843 9 Nationality. 10 Nationality. 8 ANNUAL GENERAL MEETING

Felipe Bayon Age: 59 Co l ombi a 12 Director since: June 2025 Felipe Bayon was appointed Chief Executive Officer and a member of our Board since June 2025 . With more than three decades of accomplishments in the international oil and gas industry, he is widely recognized as one of Latin America’s most respected energy executives . From 2017 to 2023 , he served as CEO of Ecopetrol, where he led 18 , 000 employees, managed production of approximately 700 , 000 barrels of oil equivalent per day and oversaw revenues exceeding $ 30 billion . During his tenure, Ecopetrol delivered record financial, operational, and safety results and expanded into the U . S . Permian Basin in partnership with Occidental, into Brazil’s ultradeepwater pre - salt fields with Shell, and became a leader in the Latin American power transmission sector . He also led strategic investments in renewable energy, water management, and climate - focused solutions . Felipe began his career at Shell before joining BP, where he spent 21 years in senior operational and executive roles across Colombia, Argentina, Brazil, Bolivia, the United States, and the United Kingdom . From 2005 to 2010 , he served as CEO of Pan American Energy, one of Argentina’s leading private oil and gas companies . Felipe has served on multiple Boards of Directors across the energy, utilities, education, and technology sectors . With deep, first - hand knowledge of the regions where GeoPark operates, he brings the operational expertise and strategic vision to drive the Company’s growth, strengthen its regional leadership, and advance its long - term goals . Felipe holds a bachelor’s degree in mechanical engineering from Universidad de los Andes in Colombia . Committee Memberships : N/A Shares and Share Equivalents Held : Common Shares : 0 Somit Varma Age: 64 USA 11 Director since: August 2020 Somit Varma has been a member of our Board since August 2020 . He has been a proven and respected investor in oil, gas, mining, and infrastructure projects across the globe for more than three decades . During his time at the International Finance Corporation (IFC), he was the Global Head of Oil, Gas, Mining and Chemicals, Chairman of the IFC Oil, Gas, Mining and Chemicals Investment Committee and Chairman of the Global Gas Flaring Reduction Partnership . From 2011 until July 2020 , Mr . Varma was a partner of the Energy Group at Warburg Pincus LLC, one of the world’s premier private equity firms . Throughout his tenure at Warburg Pincus, Mr . Varma served on the boards of several international energy companies where he worked with management teams on a diverse set of issues including new acquisitions, strategic partnerships, capital allocation, risk management, succession planning, and growing and mentoring teams . Mr . Varma was Chairman of the Energy and Infrastructure Council of EMPEA, the global industry association for private capital in emerging markets . He is also currently an advisor to a global private equity firm and a family office . Somit earned his MBA at Boston University before attending the Executive Development Program at Harvard Business School . Committee Memberships : Nomination and Corporate Governance Committee, Compensation Committee, Audit Committee, and Strategy and Risk Committee . Shares and Share Equivalents Held : Common Shares : 104 , 961 11 Nationality. 12 Nationality. 9 ANNUAL GENERAL MEETING

Independent Auditors (Resolution 10 ) The Company, at each AGM, appoints auditors to hold office until the close of the next AGM . Ernst & Young S . A . S . (a member of Ernst & Young Global) was appointed at the 2024 AGM as independent auditor of the Company until the close of the next AGM . Every year the Audit Committee analyzes the performance and independence of the external auditor of the Company . Upon the recommendation of the Audit Committee, Resolution 10 proposes to appoint Ernst & Young S . A . S . (a member of Ernst & Young Global) as independent auditor to the Company for the fiscal year ending 31 December 2025 to hold office until the close of the next AGM . Independent Auditors Remuneration (Resolution 11 ) Resolution 11 proposes to authorize the Audit Committee to fix the remuneration of the independent auditors of the Company . Recommendation The Board considers that the proposals described in this letter are in the best interest of the Company and therefore of the Shareholders as a whole, and recommend Shareholders vote in favor of all the resolutions to be proposed at the AGM . Additionally, at the AGM we will also present the Company’s financial statements for the year ended 31 December 2024 , and the respective Auditors’ report and present them to the Shareholders in accordance with Bermuda law . The Company’s Annual Report on Form 20 - F for the fiscal year ended 31 December 2024 (including the Company’s financial statements and Auditors’ report thereon) is available at our website (www . geo - park . com), and at our online voting platform (www . envisionreports . com/GPRK) . If you would like to receive a hard copy of the financial statements and auditors’ report, please request one by email to : investorvote@computershare . com . The Board has established 10 June 2025 , as the record date of the AGM (the “Record Date”) and only holders of record of common shares of the Company on such date will be entitled to receive notice of, to attend and to vote at the AGM or any adjournment or postponement thereof . Only Shareholders and their legal proxyholders may attend the AGM . Yours sincerely, 10 ANNUAL GENERAL MEETING Sylvia Escovar Gómez Chair of the Board Mónica Jiménez Secretary

ANNUAL GENERAL MEETING WWW.GEO - PARK.COM 30 July 2025

Item 5

Letter from our Chief Executive Officer

Dear Fellow Shareholders,

It is a privilege to write to you as the new CEO of GeoPark. I want to start by thanking our Board of Directors for the trust they have placed in me to lead this great company forward. During my first few weeks in the role, I have had the pleasure of meeting with each of our Directors, holding in-depth discussions with our leadership, and speaking with many of the talented members of the GeoPark team – and all have reinforced what I believed when I accepted the job: GeoPark is a dynamic company with an entrepreneurial culture and a compelling market opportunity. Over 22 years ago, GeoPark was founded with the vision of being the leading independent energy company in Latin America, and I am fully committed to making that vision a reality.

Despite some operational challenges and a lower oil price environment, the Company remained nimble and made strong achievements in 2024. Thanks to disciplined focus and execution, we were able to sustain our cash generation capacity and deliver the highest annual shareholder cash return in our history. We also continued to make progress on our sustainability goals, achieving continued recognition for our dedication to operating responsibly.

We entered 2025 with strong momentum. In the first quarter, Adjusted EBITDA rose to $87.9 million as we drove further reductions in operating costs and captured over 90% of targeted savings from our efficiency program. Rapid well interventions, waterflooding, and shorter cycle times using state-of-the-art drilling rigs at Llanos 34, along with workovers in CPO-5, helped take first quarter production to over 29,000 boepd, despite natural declines.

Our exploration efforts this past year delivered results, with a new oil discovery at the Currucutu-1 well in Colombia’s Llanos 123 Block, contributing to a new production record in the area. We also announced the divestment of certain non-core assets in Colombia and Brazil as we focus activity and capital allocation on high-impact, high-materiality assets, in alignment with GeoPark’s growth strategy.

Just before I took the reins as CEO, we shared an update regarding our previously announced plans to enter the Vaca Muerta shale play in Argentina. Phoenix Global Resources, our counterparty in the transaction, exercised its contractual right to withdraw from the agreement in the absence of regulatory approvals. As a result, the acquisition did not move forward.  Despite this outcome, we will not be deterred – our conviction about Argentina’s potential remains unchanged. In fact, I have already had encouraging meetings with key stakeholders in Argentina and am continuing to explore, with our Board, all avenues to reinvigorate growth. While we expect some continued volatility in the macro environment, the outlook for the remainder of 2025 stands robust.

Strategic Priorities

On my first day at GeoPark, I addressed the entire team with this key message: what worked in the past is not necessarily what will take us to the next level. GeoPark was built on a strong foundation, with a tremendous core business and legacy in the region. While GeoPark has much to be proud of, we must make important changes within our company to maximize the value of our current portfolio, including arresting the decline of our mature assets, delivering on new exploration and inorganic opportunities – potentially in new geographies – and charting a path towards sustainable growth and expansion.

I intend to be an agent of change.  I have been working diligently with the Board and leadership team on advancing our next chapter of growth.  We will do this by challenging the status quo and taking a hard look at all aspects of our business – all with an eye toward returning GeoPark to profitable growth.  I look forward to sharing more about our 2025 work plan and evolving long term strategy in the months ahead.

In the meantime, we are focused on advancing the following core priorities:

•	Strengthening the Core Business – GeoPark remains focused on executing the 2025 Work Program to drive organic growth, prioritizing high-return projects to maximize returns and cash generation from our core portfolio while targeting further reductions in operating costs. We remain committed to profitable, dependable, and sustainable growth through the development of big assets, in big plays, within big basins.

•	Pursuing Value-Accretive Growth – We continue to evaluate inorganic growth opportunities – both within GeoPark’s previously defined geographies of interest and in new geographies – with a laser focus on compelling opportunities that complement the existing portfolio and support long-term value creation. This strategy is underpinned by a strong cash position of around $330 million, a conservative net leverage ratio below 1.0x, and a robust hedging program that now covers approximately 87% of 2025 volumes.

•	Disciplined Approach to Capital Allocation: GeoPark continues to evaluate a range of value-enhancing alternatives, including dividends, debt repurchase and share buybacks, depending on market conditions.

In 2025 you will witness an organization that will embrace change and new challenges while staying true to the values of safety, integrity, and excellence that have always defined us. We remain confident in the strong fundamentals of our business and our ability to deliver long-term, sustainable value creation.

2024 Results

GeoPark ended 2024 with strong operational performance and cash generation, highlighting the strength of our core portfolio. Production was enhanced by effective reservoir management and continued investment in the highest quality development opportunities. We operated 10 rigs and drilled 43 wells, all while maintaining one of the best safety records in our history.

Financial performance remained strong, with Adjusted EBITDA of $416.9 million and net income of $96.4 million. We preserved capital efficiency with an EBITDA-to-capex ratio of 2.2x and a 34% return on average capital employed. Our balance sheet remained resilient, closing the year with $276.8 million in cash and a low net leverage ratio of 0.9x. We also successfully refinanced $550 million in senior notes at the beginning of 2025, extending our average debt maturity to 4.6 years and ensuring no material maturities until 2030.

Lastly, we delivered a record $73.7 million in shareholder returns, including $30 million in dividends and $43.7 million in share repurchases, reflecting our continued commitment to delivering value through disciplined capital allocation.

Significant Governance Enhancements

As GeoPark has evolved, we have continually worked to ensure our Board and governance align with best practices. We maintain a strong, experienced, and majority independent board with the right mix of skills, experience, and knowledge to oversee management’s execution of our strategy.

Over the past year, we have undertaken a comprehensive review of our corporate governance practices, including our bylaws, Corporate Governance Guidelines, and the Charters of our key Board Committees. As a result, we have made significant enhancements to reflect evolving best practices, strengthen our Board oversight, and align our governance structures with our strategic priorities and stakeholder expectations.

Recent governance enhancements include:

•	Board of Directors aligned with Company’s evolving needs – GeoPark values a balanced approach to Board composition, conducting regular board evaluations and counting with a Board of Directors that ensures it remains effective and aligned with shareholders’ interests and our long-term strategy. This commitment is evidenced by our highly qualified directors, a current average board tenure of 6.3 years, below the S&P average, and managing succession and assessing skills and diversity to count with varied perspectives and expertise.

•	Committee Charter Updates – In March 2025, we updated our Board Committee charters to incorporate current best practices, including:

o	Audit Committee: Updating the Audit Committee charter to reflect robust ethics and compliance oversight functions.

o	Compensation Committee: Clarifying the role and responsibility of the committee regarding Other Executive Officers, and their role on strategic guidance regarding compensation policies.

o	Nomination and Corporate Governance Committee: Introducing a formal succession plan for the Board.

o	Technical Committee: Reinforcing oversight of reserves, drilling results, and operational risks, and incorporating robust ethics and compliance oversight functions of this committee.

o	SPEED/Sustainability Committee: Incorporating broader ESG responsibilities, including human rights, safety, and climate strategy.

o	Strategy and Risk Committee: Ensuring that higher-risk initiatives receive additional scrutiny and Board approval.

•	Biennial Evaluation – An Independent Consultant conducted an evaluation of the Board for the 2023-2024 period and found a high level of performance and contribution from the Board, its members and Committees. The Board received an exceptional average score, which compares favorably with the Independent Consultant’s database for similar listed companies.

Commitment to SPEED and Sustainability

SPEED, our Integrated Value System (Safety, Prosperity, Employees, Environment, and Community Development) continued to be a core pillar of our strategy. With respect to sustainability, we reduced Scope 1 and 2 greenhouse gas emissions by 28% versus our 2020 baseline, continued improved emissions intensity from 10.6 kgCO2e/BOE in 2023 to 10.3 kgCO2e/BOE in 2024, and cut water consumption by 7% versus 2023. We also implemented six new rural energy projects in Colombia and became the first oil and gas company in the country to calculate the full water footprint across all operated blocks.

Our contributions continue to be recognized. In 2024, we were included in the S&P Sustainability Yearbook for the first time and recognized as the Industry Mover in the Oil and Gas Upstream & Integrated sector. We also maintained our AA rating in the MSCI Index for the second consecutive year, scoring 20% higher than the sector average and underscoring our position as a global sustainability leader. These achievements reflect our dedication to operating responsibly and creating value for all stakeholders.

Thank You

Thank you for your continued support and trust in GeoPark. In the coming months, I look forward to meeting and hearing directly from many of you, as I dig deeper into our strategy and chart our path forward, striking a balance between near-term performance and long-term vision. I am fully committed to maintaining GeoPark’s long tradition of open and regular communication with our shareholders as we pursue disciplined growth opportunities that generate long-term value for all our stakeholders.

I would also like to extend my sincere thanks to our incredible team – the talented women and men who, every day, bring their expertise, passion, and principles to driving GeoPark forward and achieving excellence.

We look forward to your feedback and ideas as we work towards our collective goal of delivering results – and competitive returns – for many years to come.

Sincerely,

Felipe Bayon

Chief Executive Officer

GeoPark Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: June 23, 2025